     Attention Business/Financial Editors:

     Claude Reports 2002 Financial Results

     SASKATOON, SK, March 6 /CNW/ -

     Fourth Quarter

     As a result of improved gold production and gold prices, Claude reported net earnings of $1.7 million ($0.04 per share) in the fourth quarter of 2002 compared to a net loss of $.3 million ($0.01 per share) in the comparable quarter of 2001. Cash flow from operations before net change in non-cash working capital items of $3.3 million ($0.07 per share) compares to $.8 million ($0.02 per share) for the same period in 2001.

     Gold sales increased 19% from 12,600 ounces in the fourth quarter of 2001 to 15,000 ounces this period. The Company realized a gold price of CDN $506 (US $322) per ounce, a 16% increase from the CDN $438 (US $277) per ounce realized last period. Total cash operating costs for the quarter returned to more historical levels of US $187 per ounce versus US $216 per ounce in the comparative quarter of 2001.

     Oil, liquids and gas production fell slightly in the fourth quarter from 56,350 boe in 2001 to 55,870 boe this period. Average realized prices increased 55% from CDN $21.57 (US $13.93) per boe in 2001 to CDN $33.37 (US $21.25) per boe in this period.

     Year End

     The Company recorded a net loss of $1.5 million ($0.03 per share) for the year ending December 31, 2002. This compares to a net loss of $2.2 million ($0.05 per share) in 2001. The Company generated cash flow from operations before net change in non-cash working capital items of $3.8 million ($0.08 per share) in 2002 versus $3.4 million ($0.08 per share) in 2001.

     Claude’s gold sales of 41,500 ounces in 2002 compare to 46,300 ounces in 2001. This decline in production was due to the lower ore grade milled from the mine’s “D” zone during the first three quarters of the year. The average realized price per ounce in 2002 was CDN $490 (US $312), a 16% increase from the CDN $422 (US $272) realized in 2001.

     Although mine operating costs remain relatively unchanged, reduced gold production resulted in an increase in total cash costs per ounce from US $221 in 2001 to US $246 this year.

     The Company’s oil, liquids and gas properties produced 224,000 boe in 2002, a 13% decrease from the 258,000 boe produced in 2001. Average prices realized decreased 16% from CDN $32.68 (US $21.10) per boe in 2001 to CDN $27.41 (US $17.45) this year.

     As expected, gold production for 2002 was well below the life of mine average. During the year, the Company completed the mining and milling of the low grade “D” zone ore and the latter half of the third quarter saw production improve as feedstock from the higher grade zones was processed. Claude’s balance sheet is free of any long-term debt obligations and the Company continues to have limited exposure to gold hedging.

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	December 31	December 31
	2002	2001

Assets
Current assets:
Cash	$—	$1,899
Short-term investments	958	657
Receivables	2,174	699
Inventories	9,218	7,477
Prepaids	378	300

	December 31	December 31
	2002	2001

	12,728	11,032
Oil and gas properties	3,411	3,120
Mineral properties	17,208	13,834
Investments	1,336	684

	$34,683	$28,670

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$1,628	$—
Payables and accrued liabilities	1,940	2,114
Demand loan	110	438
Current portion of obligations under capital lease	51	—

	3,729	2,552
Obligations under capital lease	122	—
Future site reclamation costs	2,635	2,575
Shareholders’ equity:
Share capital (note 2)	24,525	18,362
Retained earnings	3,672	5,181

	28,197	23,543

	$34,683	$28,670

Consolidated Statements of Earnings (Loss)
(Canadian Dollars in Thousands)

	Three Months Ended		Years Ended
	December 31		December 31

	2002	2001	2002	2001

Revenues
Gold	$7,576	$5,534	$20,363	$19,524
Oil and gas:
Gross revenue	2,219	761	7,043	9,024
Crown royalties	(516)	(169)	(1,748)	(2,672)
Alberta Royalty Tax Credit	126	(3)	440	619
Overriding royalties	(1,058)	(368)	(2,929)	(3,885)

Net oil and gas revenue	771	221	2,806	3,086

	8,347	5,755	23,169	22,610
Expenses
Gold	4,394	4,241	16,070	15,817
Oil and gas	(17)	145	1,138	1,498
General and administrative	640	769	2,218	1,918
Interest and other	138	(58)	(84)	(30)
Provision for income taxes	(70)	(140)	31	26

	5,085	4,957	19,373	19,229

Earnings before the undernoted items	3,262	798	3,796	3,381
Depreciation, depletion

	Three Months Ended		Years Ended
	December 31		December 31

	2002	2001	2002	2001

and reclamation:
Gold	1,377	1,097	4,866	5,217
Oil and gas	176	(15)	439	347

Net earnings (loss)	$1,709	$(284)	$(1,509)	$(2,183)

Net earnings (loss) per share
Basic and diluted	$0.04	$(0.01)	$(0.03)	$(0.05)

Weighted average number of shares outstanding (000’s)	48,742	40,826	46,919	40,622

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended		Years Ended
	December 31		December 31

	2002	2001	2002	2001

Cash provided from (used in):
Operations:
Net earnings (loss)	$1,709	$(284)	$(1,509)	$(2,183)
Non cash items:
Depreciation, depletion and reclamation	1,553	1,082	5,305	5,564

	3,262	798	3,796	3,381
Net change in non-cash working capital:
Receivables	(160)	959	(1,475)	1,435
Inventories	687	1,386	(1,741)	1,383
Prepaids	2	(4)	(78)	117
Payables and accrued liabilities	(1,379)	(24)	(174)	(1,846)

Cash from operations	2,412	3,115	328	4,470
Investing:
Short-term investments	(301)	—	(301)	(657)
Mineral properties	(2,361)	(1,168)	(8,190)	(3,983)
Oil and gas properties	(287)	(355)	(730)	(818)
Increase in investments	(103)	—	(642)	—

	(3,052)	(1,523)	(9,863)	(5,458)
Financing:
Issue of common shares, net of issue costs	1,409	1,363	6,163	1,469
Demand loan:
Proceeds	—	—	—	657
Repayment	(81)	(82)	(328)	(219)
Obligations under capital lease	4	—	173	—

	Three Months Ended		Years Ended
	December 31		December 31

	2002	2001	2002	2001

	1,332	1,281	6,008	1,907
Increase (decrease) in cash position	692	2,873	(3,527)	919
Cash position, beginning of period	(2,320)	(974)	1,899	980

Cash position, end of period	$(1,628)	$1,899	$(1,628)	$1,899

Consolidated Statements of Retained Earnings (Deficit)
(Canadian Dollars in Thousands)

	Three Months Ended		Years Ended
	December 31		December 31

	2002	2001	2002	2001

Retained earnings (deficit), beginning of period	$1,963	$5,465	$5,181	$(32,636)
Reduction of stated capital	—	—	—	40,000
Net earnings (loss)	1,709	(284)	(1,509)	(2,183)

Retained earnings, end of period	$3,672	$5,181	$3,672	$5,181

Notes to Consolidated Financial Statements

     Note 1 — General

     The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2002. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiary.

     The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

     Stock-based Compensation

     Effective January 1, 2002, Claude adopted new CICA Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”. This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost on the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation cost recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. This fair value was estimated using the Black-Scholes model with assumptions of 5 year expected terms, 72.8% volatility and interest rates ranging from 4.39 to 4.90%. Under this section the cost of stock compensation for the year ended December 31, 2002 would be $52,000.

     Note 2 — Share Capital

     At December 31, 2002 there were 49,459,477 common shares outstanding.

      Options in respect of 2,430,000 shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and November, 2012.

     On April 23, 2002, Claude completed and closed the issuance of 5,000,000 units at a price of $1.00 per unit for aggregate gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrants. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 for a period of twelve months from the closing date. In partial consideration for the services provided to Claude in connection with the Offering, the Underwriters were issued an aggregate of 63,463 common share purchase warrants, each of which entitles the holder to acquire one common share at an exercise price of $1.00 for a period of twelve months from the closing date.

     On November 29, 2002, Claude completed and closed a flow-through private placement of 1,000,000 common shares at a price of $1.50 per share for aggregate gross proceeds of $1,500,000. The Company must expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2003.

     Note 3 — Comparative Figures

     Certain prior year balances have been reclassified to conform to the current financial statement presentation.

     Note 4 — Differences from United States Accounting Principles

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 16 of the Company’s audited financial statements for the year ended December 31, 2001, for a narrative explanation of the differences in Canadian and U.S. GAAP accounting principles.

     Note 5 — Subsequent Event

     On January 31, 2003 the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share.

     -0-     03/06/2003

     /For further information: Neil McMillan, President, (306) 668-7505;

     To request a free copy of this organization’s annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

     (CRJ.)

CO: Claude Resources Inc.
ST: Saskatchewan
IN: MNG
SU: ERN

CNW    15:39e    06-MAR-03